Exhibit 99.1

March 16, 2023

COMPLETION OF REREGISTRATION PROCESS, TICKER CHANGE, AND CONCLUSION OF TRADING SUSPENSION ON EURONEXT GROWTH OSLO AND COMMENCEMENT OF TRADING ON THE NYSE

Bermuda, March 16, 2023: Reference is made to: (i) the press release published by Cool Company Ltd. (“CoolCo” or the “Company”) on February 14, 2023 regarding the Company’s public filing of a registration statement with the U.S. Securities and Exchange Commission to list its common shares on the New York Stock Exchange (“NYSE”) (the “Listing”); (ii) the press release published by the Company on March 10, 2023 regarding the conclusion of the regulatory review process for the Listing; and (iii) the press release published by the Company on March 14, 2023 regarding the Trading Suspension required as part of the Reregistration Process for the Listing.

CoolCo is pleased to announce that its shares will commence trading on the NYSE on March 17, 2023. The Company’s shares will be tradeable on both the NYSE and Euronext Growth Oslo under the ticker code “CLCO”.

In connection with the Listing, CoolCo also successfully implemented an amendment to the registration structure for its shares whereby all shares are primarily held and settled within the Depository Trust Company in the United States and secondarily held and settled in Euronext Securities Oslo (the “VPS”) through a central securities depository link (the “Reregistration Process”).

Due to technical settlement requirements in the VPS while the Reregistration Process was implemented, a suspension in trading of the Company’s shares on Euronext Growth Oslo took place from and including March 15, 2023 to and including March 16, 2023 (the “Trading Suspension”). The Trading Suspension has now concluded, and the Company’s shares will resume normal trading from start of trading on Euronext Growth Oslo on March 17, 2023.

ABOUT COOLCO

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities.

Additional information about CoolCo can be found at www.coolcoltd.com.

For further information, please contact:

ir@coolcoltd.com

Forward-looking Statements

This press release contains forward-looking statements which include statements with respect to the Company’s planned listing on the NYSE, including the expected timing thereof and plans with respect to amending the registration structure for our shares, our business and other non-historical statements.  Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based on our current estimates or expectations of future events or future results and are subject to risks and uncertainties and actual results could differ materially from those indicated by these statements, including risks described under the section captioned “Risk Factors,” in  CoolCo’s registration statement on Form 20-F filed with the SEC on March 7, 2023, which contains additional information about factors that could affect actual results, including risks relating to our industry, business operations, financing and liquidity, regulation and other risks described in the registration statement.  The forward-looking statements included in this press release are made and based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.